FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Stock Code: 5

22 December 2023

HSBC HOLDINGS PLC

UPDATE ON SALE OF HSBC CANADA

On 29 November 2022, HSBC Holdings plc ('HSBC') announced the sale of its business in Canada ('HSBC Canada') to Royal Bank of Canada ('RBC'), subject to regulatory and governmental approvals. On 21 December 2023 the Canadian Federal Government's Minister of Finance approved the sale, with this approval enabling the transaction to proceed.

HSBC and RBC continue to make progress on implementation and the transaction is expected to close in the first quarter of 2024.  HSBC remains committed to considering the payment of a special dividend of $0.21 per share as a priority use of the proceeds from this sale in the first half of 2024.

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Godbehere†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray† Brendan Nelson†, David Nish† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 22 February 2023 (the '2022 Form 20-F'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2022 Form 20-F.

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Investor enquiries to:
Neil Sankoff                                      +44 (0) 20 7991 5072                        investorrelations@hsbc.com
Yafei Tian                                          +852 2899 8909                                  yafei.tian@hsbc.com.hk

Media enquiries to:
UK - Kirsten Smart                          +44 (0) 20 79918096                         pressoffice@hsbc.com
Canada - Sharon Wilks                    +1 647 388 1202                                 sharon_wilks@hsbc.ca

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories.  With assets of US$3,021bn at 30 September 2023, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 22 December 2023